SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2010
Washington, DC 110

SEC FILE NUMBER
8 - 67971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/18/2007 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Screen Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 N. Maple Drive, Suite 294 (No. and Street)

ROSE REYES
Commission #
Notary Public - California
Los Angeles County
Comm. Expires Jun 6, 2013

Beverly Hills (City) CA (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Dawahare (310) 205-2490 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.

(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Blvd. 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christian Dahaware, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Screen Capital Securites, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christian Dahaware
Signature

CEO
Title

Notary Public

ROSE REYES
Commission # 1852576
Notary Public - California
Los Angeles County
My Comm. Expires Jun 6, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCREEN CAPITAL SECURITIES, LLC
(A Development Stage Company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Screen Capital Securities, LLC
(A Development Stage Company)

We have audited the accompanying statement of financial condition of Screen Capital Securities, LLC (the "Company") (a development stage company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Screen Capital Securities, LLC (a development stage company) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 10, 2010

An independent firm associated with AGN International Ltd

SCREEN CAPITAL SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	51,813
Prepaid expenses		3,168
	$	54,981
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	2,834
Due to affiliates		23,335
Total liabilities		26,169
Member's equity (including deficit accumulated in the development stage of $181,188)		28,812
	$	54,981

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Screen Capital Securities, LLC (the "Company") (a development stage company) was formed on July 18, 2007 as a Delaware limited liability company. On September 14, 2009, the Company was approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and member of Financial Industry Regulatory Authority ("FINRA"). The Company is considered to be in the development stage in accordance with accounting principles generally accepted in the United States of America ("GAAP") and is subject to risks associated with activities of development stage companies. As of December 31, 2009, the Company has not actively participated in broker dealer activities.

The Company may perform consulting and fundraising activities for media-focused entities that may be structured as corporations, LLCs or partnerships. The Company may consult on the most effective and efficient capital structure that would include securities such as debt, equity and preferred stock. Mergers and acquisitions ("M&A") will not be the Company's primary business, but will occasionally be the best option to raise capital or divest entities, business lines or other assets. In general, prospective M&A transactions and clients will be identified through business contacts of associated persons of the Company. The Company's consulting services will consist of soliciting the terms, performing due diligence on specific deals, negotiating investor terms, developing presentation materials on behalf of issuers and selling shareholders, and hiring new employees for its consulting clients. The Company may assist clients in the sale or combination of their businesses with others.

Basis of Presentation

The Company uses the accrual basis of accounting. Income and expenses are recorded as earned and incurred, respectively.

The Company has not commenced principal operations nor has it generated any significant revenue from those operations. Therefore, the accompanying financial statement has been prepared in accordance with the reporting requirements of development stage enterprises under GAAP.

This financial statement was approved by management and available for issuance on February 10, 2010. Subsequent events have been evaluated through this date.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the member's tax returns. The Company is subject to a state annual minimum franchise tax and limited liability company fee.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company remains subject to income tax examinations by major taxing authority for years 2007, 2008, and 2009. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on its financial statement upon adoption. However, its conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in other expenses, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2009.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Member's equity and common control

The Company is owned by its sole member and is under common control with other related entities. The existence of common control could result in operating results or financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous. The sole member has agreed to provide capital contributions to the Company as necessary for it to continue as a going concern and to maintain compliance with minimum net capital requirements.

3. Related-party transactions

The Company has an administrative services agreement with an affiliated entity. In accordance with this agreement, the affiliated entity bears certain operating costs and expenses which are initially paid by the affiliate and subsequently reimbursed to the affiliated entity. Accordingly, the Company has recorded a payable of $23,335, as of December 31, 2009, due to that affiliate in the accompanying statement of financial condition for the portion of these costs and expenses not yet reimbursed.

4. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (in the first year of operations) and that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $25,644, which was $20,644 in excess of its minimum requirement of $5,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

SCREEN CAPITAL SECURITIES, LLC
(A Development Stage Company)

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009